CliqRex

CLIQREX is an organic digital community powering the discovery, curation, and sharing of digital entertainment within trusted inner circles. It is designed to be a collaborative force for good among social media platforms that enhances users' emotional, psychological and social well-being.


Trusted CLIQ. Powerful REX.

Invest

$99 minimum investment

DEADLINE: August 29, 2022

in 2 months

SHARE PRICE
$0.50

TOTAL RAISED
$0

VALUATION
$5,000,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

CLIQREX is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world.

We plan to provide powerful recommendations [REX] from your most trusted source - your inner circle - your CLIQUE [Cliq]. You may consume all your digital entertainment with just one CLICK [Cliq] from the app, with your friends never more than a tiny REX arm's length away! We may even help you discover new people with whom you might CLICK [Cliq] based on your mutual REX.

Additionally, we are acknowledging the negative impact of social media on mental health and society at large; by creating a digital environment that nurtures positive social wellbeing for users, we aim to better the lives of all "Cliqs."

Trusted CLIQ. Powerful REX. Social GOOD.

PROBLEM

CLIQREX Aims to Solve Four Key Consumer Problems:

1) Consumers struggle to find content in the newly fragmented media landscape. The number of streaming platforms has passed 300 in the U.S., more than doubled since 2014. 78% of the U.S. population uses one or more of the top streaming services: Netflix, AmazonPrime, and Hulu.[1] Consumers can feel overwhelmed by the proliferation of streaming platforms and entertainment options; there are 5,800 content titles on Netflix alone.[2]

According to a 2021 study by Horowitz Research:[3]

- 50% of TV content viewers think there are too many streaming services
- 49% believe that "it's hard to know what shows are on which streaming services"
- 44% say they "often have a hard time finding something to watch"
- 39% of people still "have a difficult time trying to decide what to watch next"

Consumers are desperately seeking guidance on where to find entertainment that they would enjoy: Google's #1 search for 2021 being "What to watch?"[4]


Google
Most popular online search questions on Google worldwide 2021, by average of monthly searches (in millions)
what to watch
7.5 Million
what is my ip
3.6 Million
how many ounces in a cup
3.5 Million
what if (searches)
3.4 Million
how to delete instagram
3.4 Million
how to screenshot
1.9 M
1
2
3
4
5
6
7
8
Average Monthly Searches in Millions
Source: SEMRush 2021

2) Consumers want the power of AI, but not the manipulation. Consumers can feel manipulated by AI and Influencers. They believe in the power of AI to AID in their decision-making but want AGENCY in the process. They don't trust algorithms to be in their best interest and want an alternative to "personalized" algorithms that keep them in isolated "bubbles of one." There may also be limits to trust in celebrity influencers as cultural tastemakers.

For entertainment, research shows that we trust the recommendations of our close friends and family more than those from algorithms or celebrity influencers.


WHO DO PEOPLE TRUST FOR RECOMMENDATIONS?
FRIENDS & FAMILY
HUMANS
OTHER PEOPLE
ALGORITHMS
50%
25%
0
Close Friends
Family
Significant Others
Casual Friends
Acquaintances
Co-workers
Social Media Users
Critics
Celebrities or influencers
Algorithms

3) Limitations of human memory and organization. Every day, we ask our friends about new shows, movies, and podcasts that they loved and where to find them. Entertainment recommendations are the new social currency. But when it comes time to watch a new show, we can't remember the show our friends told us about or where we put that napkin in which we wrote it down.

4) Social media has a negative impact on individuals' mental health and society.

Negative Impact on Mental Health

According to the American Psychiatric Association, more than one-third of American adults view social media as harmful to their mental health. Two-thirds of respondents believe that social media usage is related to social isolation and loneliness.[5]


Is Social Media Good For Your Mental Health?
Not Sure 12%
Positive Effects 5%
Harmful Effects 38%
Both Positive & Negative 45%
Source: American Psychiatric Association
https://bit.ly/2KC2wLV

Research in sociology and psychology (and Maslow himself) suggests that social well-being drives psychological and emotional well-being.[6] There is a strong body of research linking social media use with depression. Other studies have linked it to envy, lower self-esteem, and social anxiety.[7]

Negative Impact on Societal Health

According to a 2021 Pew Research study, only one-in-ten Americans (10%) say social media has a mostly positive effect on the way things are going in the country today. Negative attitudes towards social media are based on its role as a source of:[8]

- Misinformation, hate and harassment.
- Partisanship and polarization, and the creation of echo chambers.


Majority of Americans say social media negatively affect the way things are going in the country today
% of U.S. adults who say social media have a ___ effect on the way things are going in the country today
Mostly Negative
Neither Positive nor Negative
Mostly Positive
U.S. Adults
64%
25%
10%
Source: Survey of U.S. adults conducted July 13-19, 2020.
Pew Research Center

SOLUTION

As the digital entertainment world explodes into thousands of streaming services and apps, we are all desperately seeking guidance on where to find entertainment that we would enjoy. We believe we get the best advice and recommendations from our friends and family. CLIQREX aims to provide users with a place on their devices to connect with friends and family, share recommendations and consumption activity, and curate and store information that they can access whenever and wherever they need to make an entertainment decision.

The REX Engine is product agnostic, meaning the CLIQREX app may be developed for any product where consumers value the recommendations of friends and family in their decision-making. At launch, the MVP is a micro-social tool for sharing TV shows, movies, and podcasts that is powered through affinity, trust, and shared interests. The REX engine may be easily applied to books, music, games, beer, wine, and a range of other products.

CLIQREX is rethinking Web 3.0 to reverse the destructive societal flow of negativity and division that has been sown by social media. CLIQREX plans to be designed as a source of positivity, connection, and entertainment to empower our entertainment decisions and enrich our lives. Protecting and enhancing users' Social WellBeing is integral to the CLIQREX DNA. CLIQREX is one of the first digital product to apply the innovative C.A.R.E.S. Model of Social WellBeing through purposeful UX/ UI, proprietary metrics, and dynamic co-creation.


09:41
Ted Lasso
TV-MA
8.6
N/A
N/A
Ted Lasso, an American football coach, moves to England when he's hired to manage a soccer team—despite having no experience. With cynical players and a doubtful town, will he get them to see the Ted Lasso Way?
Release Date:
Genres
Comedy
CLIQREX
Sharing
Share recommendations with your friends and family.

BUSINESS MODEL

We plan to generate future revenue from:

- **Ad Revenue:** ads may be embedded directly in the app and site.
- **Sponsorships:** companies may pay to advertise on CliqRex.
- **Affiliate Partnerships:** content producers may partner with CliqRex to promote programming and connect directly to consume content on affiliate partner platforms.

MARKET

CliqRex is a Delaware Public Benefit Corp [PBC] seeking B Corp status created for business growth and social impact.

THE MARKET OPPORTUNITY

- $192B social media market in 2019, expected to reach $939B by 2026.[9]
- The global app market size is expected to reach $407B by 2026.[10]
- Video streaming market is expected to reach $1,690.35 billion by 2029.[11]

THE COMPETITION

Competitors focus solely on the entertainment - and use impersonal algorithms and crowdsourcing. CliqRex focuses on the user and their clique - and the power of their REX in the user's life whenever they need it.

THE MIGHTY REX WILL REIGN CLIQREX

PLATFORM	What It Does	Recommendations for A Variety of Media/ Products	Source of Recommendations	User Base	Other Features
LETTERBOXD *social film sharing app* Launched 2011	Track films you've watched. Save those you want to see. Tell your friends what's good.	Movies only	Algorithm based on new, trending, movie critics, etc...	3 Million users.	Organizes movies by New, Popular Curated Lists from a movie discovery perspective,
TRAKT *track shows that you watch* Launched 2012	Track what you watch and synchronizes viewing across devices. Share comments, ratings, and recommendations with other Trakt users.	TV and Movies only	Crowdsourced from all users. Members have "Recommendations List"	2 Million users.	Effectively displays shows and movies with simple interface. Release Calendar
QUEUE *What and where to watch* Launched 2021	Shows where movies or TV show are streaming. Keep track of everything you've watched. Searches contact list to find friends on app.	TV and Movies only	Algorithm based on new, trending, movie critics, etc Can see contacts' lists of recommendations	Just launched	User-friendly interface Watch shows/movies directly from App Share shows on social feed.
CLIQREX *Trusted CLIQ. Powerful REX.* Launching 2022	See your selected friends' recommendations for shows, movies, podcasts, and more. Stores all your digital entertainment info in one app. Make, manage, and share multiple lists across a variety of products. Discover users with similar tastes with Affinity matching Protect and Enhance Users' Social WellBeing with CLIQREX C.A.R.E.S	TV, Movies, and Podcasts and Much More. CliqRex system is agnostic to media type and can expand to any medium and product that would benefit from sharing and recommendations.	Your Trusted Cliques CliqRex puts the user in control of the recommendations they'll see. Recommendations are available at three level - CLIQ, App and Global. Create new CLIQ for each category.	An Infinity of Inner Circles Built to scale quickly with affinity network sharing to build cliques.	User-friendly interface Watch shows directly from CLIQREX Share CLIQREX lists with social media interface and embed into HTML pages/sites. Easy to expand your clique or create a new clique Earn cryptocurrency for activity. Donate to social causes Dedicated to inclusion in Web 3.0

SUCCESS TO DATE

One of the First to Market: Clear consumer need for the product and there's no viable alternative in the marketplace.

The Tech Foundation Has Been Built: The foundation of the app and website is 90% built by the Pixaura and Infuse team. We are currently in private beta on iOS and Android with plans to launch Q3/Q4 2022.

Business in Order: We just received our trademark and have begun working on our patent-pending tech app (#63/342491). Delaware Certificate of Incorporation Public Benefit.

Strong Leadership: Leadership team has been purposefully formed to represent a diversity of expertise, identity, and perspectives that is often lacking in tech and provides a clear competitive advantage:

- Led organizations through multiple exits.
- Collectively over 200 years of creating and delivering end-product tech solutions.
- Experience with go-to-market strategy and product launches.
- Expertise in protecting and enhancing consumer wellbeing, especially among marginalized consumers.

TEAM



James O'Loughlin

CEO

James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple][e in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems. He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full-service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex.

Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion.

Creator, Developer, and Strategic Community Builder

. . .. :: { Apple][-> C=64 -> Amiga -> BBS -> VAX -> digital marketing -> Crypto -> CEO at Pixaura Digital LLC. the agency building and marketing CliqRex Inc. } :: ... .. .



Pete Mastin

COO

Pete has led multiple companies to various exits. He has worked as an SVP or C-level executive for public companies and startups. Pete is passionate about making the Internet better (because there is a lot to improve), as well as learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition.

Pete enjoys speaking at conferences such as NAB (National Association of Broadcasters), Streaming Media, The CDN/Cloud World Conference (Hong Kong), Velocity, Content Delivery Summit, Digital Hollywood and Interop (among others).

He participated in projects with the Department of Artificial Intelligence at the University of Georgia developing software for evaluating logics.

Interest: AI, Interactive Moving Pictures (video), AR/VR, Content Delivery Networks, Business Strategy, Media, Streaming, Knowledge Engineering, Architecture, Leadership, People, Motivation

Pete has an undergraduate and masters degree from the University of Georgia. Go Dogs.



Gillian Oakenfull

CSIO

Gillian Oakenfull earned her Ph.D. in Marketing from the University of Houston in 1998. She is the owner of ReThink Lab, a brand-consultancy focused on providing organizations with a different take on diversity, equity, and inclusion that captures the whole consumer and employee through a cultural lens, leading to an outcome beyond inclusion, and providing impact for both growth and good, internally within the organization and externally in the marketplace. She is also an LGBTQ+ Brand-Building Consultant for Procter and Gamble.

She has been a member of the faculty of the Farmer School of Business, Miami University since 1998, currently appointed as Professor of Marketing. She recently established the Center for Kickglass Change (@KickglassM) to create social change through Awareness, Agency, and Advancement in education. She led the curricular design of the Farmer School's innovative integrated curriculum for first-year students. Based on her BQ model of Future Work Skills, the integrated curriculum provides students with technical and soft skills required to succeed in a complex business environment driven by globalization, diversity, and technology. She developed the proprietary C.A.R.E.S. Model of WellBeing that captures the key drivers of social, psychological, and emotional wellbeing. She also developed an innovative approach to marketing to a culturally diverse consumer group called the CQMKT process that leverages cultural intelligence, or adaptability to difference. The process bakes in cultural awareness, cultural knowledge, and empathy-driven insights to better inform go-to-market strategies and market activation.

Gillian is a contributing writer to Forbes.com with a column on Cultural Leadership in a VUCA World. Her research focuses on three areas of expertise (i) social identity and marketing to underrepresented consumers, (ii) measuring brand meaning and brand management, and (iii) work skill development in an organizational setting. Her research has been published in top quality academic journals in both business and the social sciences. These include the Journal of Business Research, the Journal of Advertising Research, the Journal of Public Policy and Marketing, Psychology and Marketing, and Business and Society Review.

Dr. Oakenfull is a HBDI® Certified Practitioner, a CQ® Certified Facilitator and Trainer, a Belbin® Team Role Accredited Practitioner, an ICAgile® Certified Professional, and is certified in the Kepner-Tregoe Decision-making and Problem-solving method. She has won numerous national and international teaching and service awards including being named a national finalist in the 2012 US Professor of the Year award program sponsored by the Carnegie Foundation and the Council for Advancement and Support of Education and being named Carnegie Foundation for the Advancement of Teaching Ohio Professor of the Year.

Her talented partner in ReThink Lab is her wife with whom she is raising three sons. They have known James and Dara for ten fun-filled years as their sons are part of the same soccer-playing, PS4-loving, life-affirming clique. She is a citizen of Ireland, the United Kingdom, and the United States. She's a former NCAA Division I student-athlete in three sports [tennis, cross-country, and indoor track] who flirted with the pro tennis circuit, ran a few marathons, and still loves the feel of a well-struck ball off the racket.



Dara O'Loughlin

Co-founder, CXO

Dara is committed to the crafting of meaningful and transformative experiences for others. She has put her heart into developing curricula and teaching coursework in art, technology, and yoga that empowers and enhances lives; and she has worked together with her husband, James, on creative problem-solving adventures in the pursuit of enhancing the life of their profoundly brain-injured son.

Dara was trained as both an artist and educator at Miami University, where she met James and received her BFA and BS in Art Education. Dara and James have successfully worked together professionally in several places. First, it was at a small elementary school in College Corner, OH where she taught art and James was the "tech guy." Then, they worked together at a marketing firm in Cincinnati, OH. There, she piloted an exciting new Technologist in Residence program that brought much appreciated one-on-one technology education to teachers in Cincinnati Public Schools while James was programming and designing. The program expanded with Dara leading other TIRs to share technology that enhanced teachers' and students' lives.

It was during her position as a Technologist In Residence that her career had to shift, as she gave birth to a child who would provide James and Dara the most challenging problem-solving opportunities of their lives. Their son, Emmett, suffered a detrimental lack of oxygen at birth, and now at age 18 is still unable to walk, sit, speak, or even use his hands - though his smile lights up every living soul. Identifying his needs and enhancing his life experiences have required enormous creative problem solving and teamwork. There is something magical about James and Dara working together, whether it's starting a business, raising their three incredible children, or converting a shuttle bus to a medically supportive recreational vehicle for their family to be able to travel with their son, transformational ideas translate into action, done in a meaningful and beautiful way.



Karl Thomsen
CTO

Karl is currently serving in his 8th year at Infuse.us, a software development firm based in San Francisco, CA. After joining Infuse as Chief Strategy Officer and Chief Operations Officer for 2 years, Karl assumed the reins as CEO where he has turned the company into a successful and profitable company with concentrations primarily in the Payment Processing and Healthcare verticals. Prior to entering Software, Karl had ventures in Conducting (music), Finance (Bear Stearns), Advertisement Agency (Bridge International w/Procter & Gamble) and spent a dozen years teaching at a private Jesuit High School in Cincinnati, OH (St. Xavier High School) where in addition to a varied teaching load, he also coached Swimming and Lacrosse while holding positions on an asundry of Committees and Boards. Joining the CliqRex team as the CTO, Karl is responsible for stack, work-flow, feature sets, product management/vision and development sprints and execution. He is the proud father of 3 daughters and a son and is celebrating his 21st year of marriage with Emeline Rose Thomsen. Recently, Karl and his family moved back to Cincinnati to celebrate the birth of their first granddaughter, Marian.



Michael LeFort
CMO

Michael is an award-winning brand developer and marketer with an expertise in building go-to-market strategies for brands in technology, education, packaged goods, media and social impact.

For 20 years, Michael has developed and led measurable omni-channel campaigns for top brands and nonprofits resulting in sales, brand reach, customer loyalty and impact. Michael is widely regarded as innovative and having a unique ability to create esprit de corps among partners, client and teams, as well as:

CAREER QUALIFICATIONS/ACHIEVEMENTS
=====================================
New Business and Market Development * New Product Development * Global and National Sales Team Management * New Product Opportunity Identification * New Product and/or Service Introductions * Competitive and Market Analysis * Product Pricing Strategies * Marketing Data & Analytics Strategy & Measurement * Senior Client Relations * Senior Creative Marketing Strategist and Developer * Creative Developer * Award Winning Producer/Writer/Digital Campaign Developer



Timur Akilov
Co-founder, CFO
Treasurer & Secretary

Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects.

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors throughout the years. In 2015, he co-founded ETI Empire Holdings, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, Timur joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children.



Bob Roman
CPO

With over 20 years of experience in digital marketing, Bob has always been associated with delivering engaging experiences and technical insight across multiple industry verticals and delivering against diverse objectives. For the last 18 years as Founder & CEO of FIREANT STUDIO, Inc., he has strategized and created interactive solutions for global non-profits, organizations focused on underserved communities, higher-education, environmental impact groups and social issues from crisis support to inclusive peer mentoring. Bob possesses a strong passion and desire to create engaging, interactive, rich-media experiences that provide high value at all touch points throughout the digital lifecycle. He embraces the challenges of usability and inclusivity that exists in the increasingly device accessible data-driven world and throughout his career has focused on providing clarity from complexity. He has worked for a variety of clients ranging from Internet 2, American Express, TD Ameritrade, Aurora Economic Development Council, Rocky Mountain Institute, Expanding the Bench, Colorado Health Network to the World Wildlife Fund. His diverse experience enables him to ensure the core organizational values and goals are accurately reflected throughout all digital points of engagement within the user experience ecosystem.

SOURCES

[1]http://leichtmanresearch.com/78-of-u-s-households-have-an-svod-service/

[2]https://backlinko.com/netflix-users

[3]https://www.horowitzresearch.com/press/continued-fragmentation-of-the-streaming-ecosystem-causing-chaos-frustration-for-consumers/

[4]https://www.semrush.com/blog/most-searched-keywords-google/

[5]https://psychiatry.org/news-room/news-releases/americans-are-concerned-about-potential-negative-i

[6]https://www.researchgate.net/publication/324535823_Who_Built_Maslow's_Pyramid_A_History_of_the_Creation_of_Management_Studies'_Most_Famous_Symbol_and_Its_Implications_for_Management_Education

[7]https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4183915/

[8]https://www.pewresearch.org/fact-tank/2020/10/15/64-of-americans-say-social-media-have-a-mostly-negative-effect-on-the-way-things-are-going-in-the-u-s-today/

[9]https://www.researchandmarkets.com/reports/5332678/social-networking-platforms-market-forecasts?utm_source=GNOM&utm_medium=PressRelease&utm_code=x4x54f&utm_campaign=1582321+-+Global+Social+Networking+Platforms+Market+(2021+to+2026)+-+Featuring+Facebook%2c+Pinterest+and+Twitter+Among+Others&utm_exec=jamu273prd

[10]https://www.alliedmarketresearch.com/mobile-application-market

[11]https://www.fortunebusinessinsights.com/video-streaming-market-103057

USE OF PROCEEDS

If the offering's maximum amount of $1,050,000 is raised:

Use	Value	% of Proceeds
Salaries	$149,783	14.3%
Marketing	$409,405	39.0%
Technology & Product Development	$199,710	19.0%
Accounting	$29,956	2.9%
Administrative	$109,841	10.5%
Legal	$99,855	9.5%
Intermediary fees	$51,450	4.9%

TERMS

This is an offering of Class C Voting Common Stock, under registration exemption 4(a)(6), in CliqRex Inc. . This offering must raise at least $10,000 by August 29, 2022 at 10:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. CliqRex may issue additional securities to raise up to $1,050,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

12,100,000 shares
× $0.50 per share

$6,050,000 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

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UPDATES

Jun 29, 2022 • Primary offering of 2,100,000 shares at $0.50

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